UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    Form 11-K


[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2003

                                       OR

[  ]     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
         ACT OF 1934
         For the transition period from ___________ to ___________


         Commission file number 1-12372

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                Cytec Employees' Savings and Profit Sharing Plan.

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             Cytec Industries Inc.
                             Five Garret Mountain Plaza
                             West Paterson, New Jersey  07424

This Annual Report, including exhibits, contains 19 pages, numbered sequentially, including this cover page. The exhibit index is on page 18.

                  Item 4.   REQUIRED INFORMATION



Financial Statements
                                                                                                Page
   Report of Independent Registered Public Accounting Firm                                       3
   Financial Statements:
     Statements of Net Assets Available for Benefits
          as of December 31, 2003 and 2002                                                       4
     Statements of Changes in Net Assets Available for Benefits
         for the years ended December 31, 2003 and 2002                                          5
     Notes to Financial Statements                                                               6

   Supplemental Schedules:
      Schedule H, Line 4 (i) -Schedule of Assets Held for Investment Purposes as of              15
                              December 31, 2003
      Schedule H, Line 4 (j) -Schedule of 5% Reportable Transactions for the year ended          16
                              December 31, 2003



             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


Plan Administrator
        Cytec Employees' Savings and Profit Sharing Plan


We have audited the accompanying statements of net assets available for benefits of the Cytec Employees' Savings and Profit Sharing Plan as of December 31, 2003 and 2002 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Cytec Employees' Savings and Profit Sharing Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 2003 and 5% reportable transactions for the year ended December 31, 2003 are presented for the purpose of additional analysis and are not required parts of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. These supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


Grant Thornton LLP

Edison, New Jersey
June 15, 2004

                CYTEC EMPLOYEES' SAVINGS AND PROFIT SHARING PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS




                                                                          As of
                                                                      December 31,
                                                                      ------------
                                                             2003                       2002
                                                             ----                        ----

        Investments, at Fair Value                         $382,422,930              $293,011,555

        Loans to Members                                      5,458,943                 4,573,196

        Receivables:
         Members' Contributions                               1,302,491                  1,133,412
         Company Contributions                                5,597,120                  5,413,998
                                                             ----------                  ---------
        Total Receivables                                     6,899,611                  6,547,410

          Total Net Assets Available for Benefits          $394,781,484               $304,132,161
                                                           ============               ============


        The accompanying Notes are an integral part of these statements.

                CYTEC EMPLOYEES' SAVINGS AND PROFIT SHARING PLAN
                      STATEMENTS OF CHANGES IN NET ASSETS
                             AVAILABLE FOR BENEFITS


                                                               Years Ended December 31,
                                                               ------------------------

                                                              2003                     2002
Additions:                                                    ----                     ----
     Member Contributions                             $ 15,406,456  $            14,712,598
     Company Contributions                              11,137,357               10,696,101
     Rollover Contributions from Members                   659,633                  715,019
     Asset Transfer in from members in the
          Avecia Investments Ltd. Plan                  15,573,080                        -
     Interest on Loans to Members                          307,120                  363,788
     Interest and Dividends                              7,613,342                7,844,722
     Net appreciation in Fair Value of Investments      62,427,372                        -
     Miscellaneous                                             214                    8,027
                                                       -----------               ----------
 Total additions                                       113,124,574               34,340,255

    Deductions:
       Net depreciation in Fair Value of Investments             -               24,944,737
      Benefit Payments to Members                       22,475,251               24,139,349
                                                       -----------               ----------

  Total deductions                                      22,475,251               49,084,086

  Net increase (decrease)                               90,649,323              (14,743,831)
  Net Assets Available for Benefits:
       Beginning of Year                               304,132,161              318,875,992
                                                       -----------               ----------
       End of Year                                    $394,781,484  $           304,132,161
                                                      ============              ===========


            The accompanying Notes are an integral part of these statements.

                CYTEC EMPLOYEES' SAVINGS AND PROFIT SHARING PLAN
                          Notes to Financial Statements
                           December 31, 2003 and 2002


(1)  Summary of Accounting Policies
     ------------------------------

     (a) Basis of Presentation and Accounting Estimates
         ----------------------------------------------

The accompanying financial statements have been prepared on the accrual basis in conformity with accounting principles generally accepted in the United States of America ("GAAP") as applied to defined contribution plans and in accordance with the terms of the trust agreement. GAAP requires management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of additions and deductions during the reporting periods. These significant estimates include the market values of investments. Actual results could materially differ from those estimates.

     (b) Investment Valuation and Income Recognition
         -------------------------------------------

The Plan's investments are stated at fair value. Shares of mutual funds are valued at the quoted net asset value of shares held by the Plan at year-end. The Cytec stock fund is valued at its year-end unit closing price (comprised of the year-end market price of shares of Cytec stock owned by the Cytec Stock Fund plus 0.71% of cash invested in money market fund assets). Participant loans are valued at cost which approximates fair value.

The contracts underlying the Interest Income Fund are valued at fair value, which approximates contract value. Contract value represents contributions made plus interest accrued at the respective contract rate, less withdrawals. The contracts are nontransferable, but provide for benefit responsive withdrawals by Plan members in accordance with SOP No. 94-4, Reporting of Investment Contracts Held by Health and Welfare Plans and Defined Contribution Pension Plans. In determining fair value, the Board of Directors of Vanguard Fiduciary Trust Company considers such factors as the benefit-responsiveness of the investment contracts, the ability of the parties to perform in accordance with the terms of the contracts, and the likelihood that plan directed withdrawals would cause payment to plan members to be at amounts other than contract value. There are no limitations to liquidity guarantees and no valuation reserves are being recorded to adjust contract amounts.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.


(c)      Payment of Benefits
         -------------------

Benefits are recorded when paid.

(2)  Plan Description
     ----------------

(a)      Organization
         ------------

The Plan is a defined contribution plan and was established effective January 1, 1994 for the benefit of employees of Cytec Industries Inc. ("Cytec" or "the Company") and employees of its participating subsidiaries. The following is some general information regarding the Plan:

The purpose of the Plan is to provide eligible employees with the opportunity to accumulate personal savings and to share in the growth and ownership of Cytec through receipt of profit sharing contributions and the allocations of Cytec common stock. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, (as amended).

For a more complete description of the Plan provisions, participants should refer to the Summary Plan Description and Plan Document.

(b)      Members' Contributions
         ----------------------

Participating members may contribute to the Plan after the first of the month following their one month anniversary (as defined in the plan), through payroll deductions, 1% to 25% (subject to IRS limitations) of such member's earnings (as defined), on a before-tax basis, an after-tax basis or a combination thereof.

Member contributions may be invested in (i) the Interest Income Fund, (ii) Vanguard International Growth Fund (of the Vanguard World Fund), (iii) Vanguard LifeStrategy Growth Fund (of the Vanguard STAR Fund), (iv) Vanguard LifeStrategy Conservative Growth Fund (of the Vanguard STAR Fund), (v) Vanguard Explorer Fund, (vi) Vanguard Balanced Index Fund, (vii) the Vanguard 500 Index Fund,
(viii) the Cytec Stock Fund, (ix) the Vanguard Total Bond Market Index Fund, and
(x) the Vanguard PRIMECAP Fund. The VMMR Prime Portfolio Fund functions as a holding mechanism for forfeitures or other items not yet offset by future sponsor contributions.

Members may elect to make before-tax contributions which defers federal income taxes (and, generally, similar local and/or state income taxes) on their contributions (subject to IRS limitations) until the withdrawal or distribution of those contributions from the Plan.

The Plan accepts eligible rollover contributions from eligible members. If a member has been a participant in a plan which meets the requirements of Section 401 of the Internal Revenue Code, that member may, within sixty days of receiving a distribution from that previous employer's plan, transfer his or her eligible account balance into the Plan without tax implications.

(c)   Company Contributions
      ---------------------

Prior to January 1, 2001, matching contributions were made by the Company in amounts equal to 75% of most members' contributions of the first 4% of the member's earnings, as defined, ("Matched Contributions"). Beginning January 2001, matching contributions made by the Company are equal to 100% of most salaried members' contributions up to the first 3% of the member's earnings, and 50% of members' contributions up to the next 2% of the member's earnings. To be eligible for a Company matching contribution, a Plan member must have completed one year of service, as defined in the plan. Union members continue to receive matching contribution under the pre-January 1, 2001 formula pursuant to the collectively bargained agreements. For a member's contribution exceeding the aforementioned limits ("Unmatched Contributions"), there are no employer contributions. Plan eligible compensation for all employees, for the purposes of employee contributions and matched contributions includes "all pay" as defined by the IRS.

In addition to matching contributions, if the Company's fully diluted earnings per share meets or exceeds a defined formula, the Company may make an additional profit sharing contribution. To be eligible for a Company profit sharing contribution, a Plan member must have been an active employee on December 31 of the respective year and have completed at least one year of service. Profit sharing contributions of $5,086,722 and $4,970,721 were made in 2003 and 2002, respectively. Profit sharing contributions are recorded by the Plan in the year such contributions are earned, and are credited to the accounts of eligible members during the early part of the following year. Eligible pay for profit sharing purposes is the annualized base pay on September 1st in the year for which the contribution is being made.

All Company matching contributions for plan participants are invested in the Cytec Stock Fund, which invests in Cytec Industries Inc. common stock. Profit sharing contributions are invested in the Interest Income Fund, unless specified differently by the member (participant directed).

Members who are at least age 55, can reallocate Company matching contributions invested in the Cytec Stock Fund at a cumulative rate of 20% per year to any other investment option offered under the Plan. Additionally, members who are at least age 62 and have five years of service, may reallocate up to 100% of Company matching contributions invested in the Cytec Stock Fund.

(d)      Vesting
         -------

All units representing employee contributions, Company match and profit sharing contributions, and earnings or losses thereon are fully vested at all times.

(e)      Withdrawals
         -----------

During employment, a member may make withdrawals in cash (or common stock of the Company in the case of withdrawals from the Cytec Stock Fund) of amounts applicable to employee and employer contributions and earnings or losses thereon, subject to certain restrictions. Employer contributions made prior to January 1, 2001 may not be withdrawn earlier than 24 months after being contributed. Withdrawals of employee before-tax contributions preclude the member from making contributions to the Plan or from receiving further normal employer contributions under the Plan for various periods of time, as defined in the Plan, unless the participant has attained age 59 1/1/2. Employer matching contributions earned on or after January 1, 2001 are no longer eligible to be withdrawn unless the member has attained age 59 1/2.

(f)      Benefit Payments
         -----------------

Upon termination of employment, a member's vested values under the Plan may be distributed in any one of four ways: lump-sum distribution, single life annuity, joint and survivor annuity, or monthly payments up to 360 months (subject to limits imposed by the Internal Revenue Code). Upon the death of an active member, such member's vested value under the Plan can be distributed in any one of three ways: lump sum distribution, single life annuity, or monthly payments up to 360 months. Annuity payments and monthly payments commence as soon as practicable following a request from the participant.

Minimum distributions are required to begin by April 1 of the calendar year following the later of:

o    The calendar year in which the participant attains 70 1/2 years of age; or

o The calendar year in which the participant retires from service with the Company.

(g) Loan Provisions
    ---------------

Eligible participants may borrow up to fifty percent of the value of employee account balances, subject to a minimum of $1,000 and a maximum of $50,000 reduced by the highest loan balance outstanding during the prior twelve months. Loans for the purchase of a "principal residence" must be repaid in one to fifteen years, at the member's option. Loans for all other purposes must be repaid in one to five years, at the member's option. These loans are made at the prevailing market interest rates equal to prime rate plus one percent. In 2003, the applicable loan rates ranged from 4.00% to 10.50% and in 2002, the applicable loan rates ranged from 5.25% to 10.50%. No more than one loan from the Plan to a participant shall be permitted at any time. All principal and interest payments made by the employee are credited back to the employee's account.

(3) Fund Management
    ---------------

Under the terms of a trust agreement dated January 1, 1994, the Plan assets are held and managed by the Vanguard Fiduciary Trust Company (the "Trustee"), which has full discretionary power over investments in the Funds subject to the limitations thereon imposed by the investment objectives of the various funds and the provisions of the Employee Retirement Income Security Act of 1974, (as amended). All transactions qualify as party-in-interest transactions. Fees for the administrative expenses are borne by the Company, and were not significant for the years ended December 31, 2003 and 2002.

The Plan Administrator, who is an officer of the Company and the Named Fiduciary, has full authority to control and manage the operation and administration of the Plan.

(4) Non-Participant Directed Funds
    ------------------------------

All funds are participant directed with the exception of Cytec matching contributions which are solely invested in, and remain in, the Cytec Stock Fund; provided, however, those participants who are at least age 55 may elect an investment change with regards to the matching contributions, subject to certain restrictions (see Note 2c). Additionally, profit sharing contributions are also directed by the participants. If no fund is specified, the profit sharing contributions are invested in the Interest Income Fund and can be redirected to another fund at the discretion of the participant.

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:


                                                                                                   December 31,
                                                                                                   -----------
                                                                                           2003                 2002
                                                                                           ----                 ----
Cytec Stock Fund                                                                       $48,878,544  $        32,855,154


                                                                                                    Year Ended
                                                                                                    December 31,
                                                                                                    ------------
                                                                                           2003                 2002
                                                                                           ----                 ----
Balance at Beginning of Year                                                           $32,855,154  $        29,896,210
Changes in Net Assets Available for Benefits:
           Contributions                                                                 6,042,689            5,717,204
           Net Appreciation                                                             13,752,449              456,958
Benefits Paid to Participants                                                           (2,716,379)          (2,370,728)
           Transfer to Participant Directed Investments                                 (1,062,067)            (935,348)
           Miscellaneous                                                                     6,698               90,858
Balance at End of Year                                                                 $48,878,544  $        32,855,154
                                                                                       ===========           ==========

(5) Forfeitures
    -----------

Forfeitures of employer contributions are used to reduce employer contributions. As of December 31, forfeiture account balance amounted to $18,619 and $40,631 in 2003 and 2002, respectively. Forfeitures amounted to $31,982 and $33,227 in 2003 and 2002, respectively.

(6)  Plan Expenses
     -------------

Administrative expenses of the Plan are currently paid by the Company. However, the Company has the right to charge future expenses to the Trust. Investment advisory fees for portfolio management of Vanguard funds are paid directly from fund earnings. Investment expenses related to the investment contracts in the Interest Income Fund are deducted from the assets in the fund.

(7)  Plan Termination
     ----------------

The Plan has no termination date and it is the Company's current intention to continue the Plan indefinitely. However, the Company may terminate, amend, modify or suspend the Plan at any time. In the event of Plan termination, all participants will be 100% vested in their accounts, including Company matching and Profit Sharing contributions and will receive the fair value of their accounts.

(8)  Tax Status of the Plan
     ----------------------

The Internal Revenue Service issued a determination letter on May 20, 2004 which stated that the Plan and its underlying Trust qualify under the provisions of
Section 401(a) of the Internal Revenue Code and therefore, are exempt from federal income taxes under provisions of Section 501(a) of the Internal Revenue Code. The Company believes that the Plan is designed and is currently being operated in compliance with applicable requirements of the Internal Revenue Code.

(9)      Risks and Uncertainties
         -----------------------

The Plan provides for investments in various investment securities, which in general, investment securities are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.

(10)     Investments
         -----------

(a)      Investment Holdings
         -------------------

    The Plan's investments, at fair value, consisted of the following at December 31, 2003 and 2002:

                                                                                                2003                  2002
                                                                                                ----                  ----
    Cytec Stock Fund **                                                                     $107,305,651*           $81,950,844*
    Interest Income Fund                                                                     116,857,971*           102,658,843*
    Vanguard Balanced Index Fund                                                              28,435,974*            23,032,013*
    VMMR Prime Portfolio Fund                                                                     14,759                 12,773
    Vanguard 500 Index Fund                                                                   72,779,667*            49,705,716*
    Vanguard International Growth Fund                                                         7,238,353              4,484,305
    Vanguard LifeStrategy Growth Fund                                                         11,980,041              8,793,130
    Vanguard LifeStrategy Conservative Growth Fund                                             6,288,821              4,406,327
    Vanguard Explorer Fund                                                                    19,013,571             10,567,610
    Vanguard PRIMECAP Fund                                                                     8,463,271              2,781,455
    Vanguard Total Bond Market Index Fund                                                      4,044,851              4,618,539
                                                                                               ---------              ---------
                                                                                            $382,422,930           $293,011,555
                                                                                            ============           ============

* Denotes investment which exceeds 5% of net assets available for Plan benefits at the end of the year.

**   Includes participant and non-participant directed funds.


    (b) Interest Income Fund
        --------------------

The Interest Income Fund is intended to provide fixed income with minimal risk. Contributions to the Interest Income Fund are invested primarily in contracts with insurance companies and other financial institutions. The Interest Income Fund's average yield was 4.89% and 5.82% for 2003 and 2002, respectively. The range of crediting interest rate was 0.76% to 7.57% and 1.22% to 7.57% for 2003 and 2002, respectively. The interest rate paid by the issuer or contract may be fixed over the life of the contract or adjusted periodically. Contract rates should not fall below -0-%.

Investments in the Interest Income Fund at December 31, 2003 and 2002 were:

                                                                                              2003                2002
                                                                                              ----                ----
    AIG Financial                                                                           $10,742,577         $10,146,917
    American International Life Assurance                                                     1,824,524           3,649,048
    CDC Capital                                                                               2,500,758           2,500,703
    John Hancock Mutual                                                                              --           2,680,499
    Life of Virginia                                                                                 --           2,923,015
    Massachusetts Mutual Life Insurance                                                       2,569,499           6,310,495
    NatWest Markets                                                                           1,320,164           3,718,960
    New York Life Insurance                                                                   6,453,607           6,000,045
    Rabobank                                                                                  4,109,532           5,560,134
    State Street Bank                                                                         4,551,070           8,698,279
    UBS Warburg                                                                              18,824,217          17,825,870
    Vanguard Federal Money Market                                                             3,997,635           3,161,901
    Vanguard Retirement Savings Trust                                                        59,964,388          29,482,977
                                                                                           ------------        ------------
                                                                                           $116,857,971        $102,658,843
                                                                                           ============        ============


    (c) Net appreciation (depreciation) in Fair Value of Investments
        ------------------------------------------------------------

During 2003 and 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year), appreciated (depreciated) in value by $62,427,372 and ($24,944,737) respectively, as follows:

                                                                                              2003                2002
                                                                                              ----                ----
    Cytec Stock Fund                                                                          $32,323,834           $1,720,598
    Interest Income Fund                                                                             (11)                  (8)
    Vanguard Balanced Index Fund                                                                3,997,083          (3,397,815)
    Vanguard 500 Index Fund                                                                    14,665,360         (15,528,159)
    Vanguard International Growth Fund                                                          1,644,217          (1,076,040)
    Vanguard LifeStrategy Growth Fund                                                           2,491,009          (1,832,198)
    Vanguard LifeStrategy Conservative Growth Fund                                                618,336            (427,177)
    Vanguard Explorer Fund                                                                      5,197,673          (3,661,804)
    Vanguard PRIMECAP Fund                                                                      1,544,139            (830,294)
    Vanguard Total Bond Market Index Fund                                                        (54,268)               88,160
                                                                                                ---------               ------
                                                                                              $62,427,372        ($24,944,737)
                                                                                              ===========        ============



(11)  Plan Merger
      -----------

On September 30, 2003, the Avecia Deferred Compensation Plan transferred $15,573,080 of participant accounts to the Plan. Certain business units of Avecia Investments Limited ("Avecia"), the plan sponsor of the Avecia Deferred Compensation Plan were acquired by the Company in July of 2003. The former employees of Avecia became eligible to participate in the plan on August 1, 2003.

(12)  Commitments and Contingencies
      -----------------------------

The Plan is subject to claims and suits in the ordinary course of business. As of December 31, 2003, there are no claims or suits pending.

(13)  Subsequent Event
      ----------------

On May 3, 2004, the management of the Company approved the designation of a portion of the plan assets as an Employee Stock Ownership Plan (ESOP). Effective May 4, 2004, all future Savings Plan contributions and all existing money in the Cytec Stock Fund as of May 3, 2004 will be considered ESOP assets and employees will have the option to receive future dividends on ESOP assets in the Cytec Stock Fund in cash.

                CYTEC EMPLOYEES' SAVINGS AND PROFIT SHARING PLAN
                             Schedule H, Line 4 (i)
                 Schedule of Assets Held for Investment Purposes
                             As of December 31, 2003


                                                                Description of
                                                                --------------
   Identity of issuer, borrower, lessor, or similar party         investment                 Cost        Fair Value
   ------------------------------------------------------         -----------                ----        ----------
Vanguard 500 Index Fund*                                          Mutual fund                 ***          $72,779,667
Vanguard Balanced Index Fund*                                     Mutual fund                 ***           28,435,974
Vanguard Explorer Fund*                                           Mutual fund                 ***           19,013,571
Vanguard International Growth Fund*                               Mutual fund                 ***            7,238,353
Vanguard LifeStrategy Conservative Growth Fund*                   Mutual fund                 ***            6,288,821
Vanguard LifeStrategy Growth Fund*                                Mutual fund                 ***           11,980,041
Vanguard Prime Money Market*                                   Money market fund              ***               14,759
Vanguard PRIMECAP Fund*                                           Mutual fund                 ***            8,463,271
Vanguard Total Bond Market Index Fund*                            Mutual fund                 ***            4,044,851
Cytec Stock Fund****                                                                      $66,608,364      107,305,651
Loan Fund**                                                    Participant loans              ***            5,458,943
Interest Income Fund*                                          Common collective              ***
                                                                     trust                                 116,857,971
                                                                                                           -----------
                                                                                                          $387,881,873
                                                                                                           ===========



*    Party-in-interest

**   Rates ranged from 4.00% to 10.50% for loans outstanding during 2003.

***  Cost of participant-directed investments is not required.

**** Party-in-interest and includes both participant and non-participant directed funds.

                CYTEC EMPLOYEES' SAVINGS AND PROFIT SHARING PLAN
          Schedule H, Line 4 (j) Schedule of 5% Reportable Transactions
                      For the Year Ended December 31, 2003


         Identity of                Description             Purchase             Selling              Cost of           Net Gain
       Party Involved                of Assets                Price               Price               Assets            or (Loss)
------------------------------ ----------------------- -------------------- ------------------- -------------------- ---------------

The Vanguard Group             Cytec Stock Fund                   20,411,089                N/A                  N/A             N/A

The Vanguard Group             Cytec Stock Fund                          N/A         27,380,043           22,815,885       4,564,158

                                    Signature
                                    ---------

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                               Cytec Employees' Savings and Profit Sharing Plan



                               By: /s/ Joseph E. Marosits
                                   ---------------------------------------
                                   Joseph E. Marosits
                                   Plan Administrator

June 23, 2004

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                                  EXHIBIT INDEX
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23.1     Consent of Grant Thornton LLP


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